The Blending Lab
2021 Tax Year
P&L

	FY 2019	FY 2020	FY 2021
Income	$429,503.01	$214,117.08	$210,252.01
Sales Tax	-$30,113.85	-$12,305.10	-$12,693.00
Grants	$0.00	$30,000.00	$178,157.00
PPP	$0.00	$17,220.00	$17,220.00
Total Income	**$399,389.16**	**$249,031.98**	**$392,936.01**
COGS			
Cost of Goods Sold	$59,736.00	$89,774.55	$65,071.00
Total COGS	**$59,736.00**	**$89,774.55**	**$65,071.00**
Expenses			
Rent	$97,160.32	$79,298.72	$69,089.00
Wages	$62,391.01	$78,120.01	$65,816.72
General and Admin	$44,036.86	$74,448.57	$88,473.08
Loan Interest	$23,365.85	$15,020.06	$10,838.16
Advertising	$22,104.89	$11,687.36	$35,148.15
Insurance	$5,867.08	$4,158.43	$4,135.00
Depreciation	$2,064.00	$1,475.00	$1,475.00
Amortization	$1,862.00	$1,862.00	$1,862.00
Total Expenses	**$258,852.01**	**$266,070.15**	**$276,837.11**
Net Income	**$80,801.15**	**-$106,812.72**	**$51,027.90**

The Blending Lab
Balance Sheet

	Ending FY19	Ending FY20	Ending FY21
Assets			
Cash	$27,558.00	$149,234.00	$106,237.00
Inventories	$422,903.00	$431,678.00	$520,226.00
Fixed Asset - Furniture	$16,530.00	$16,530.00	$16,530.00
Acc Depr	-$11,365.00	-$12,841.00	-$14,316.00
Fixed Asset - LHI			
Startup Costs	$27,932.00	$27,932.00	$27,932.00
Acc Amort	-$9,571.00	-$11,433.00	-$13,295.00
Liquor License	$13,588.00	$13,588.00	$13,588.00
Rental Deposit	$11,250.00	$11,250.00	$11,250.00
Total Assets	**$498,825.00**	**$625,938.00**	**$668,152.00**
Liabilities & SE			
Loan from Shareholders:			
Chris	$140,413.00	$89,921.00	$102,936.00
Magdalena	$87,230.00	$133,191.00	$146,206.00
Michael	$77,143.00	$100,008.00	$113,023.00
Business Loan #1	$97,776.00	$95,136.00	$76,405.83
Business Loan #2	$133,740.00	$128,955.00	$96,301.01
EIDL	$0.00	$150,000.00	$200,000.00
Rent Payable		$59,930.72	$0.00
Credit Cards			
AMEX	$0.00	$0.00	$0.00
B of A	$363.00	$10,783.00	$24,238.00
Capital Stock	$60,000.00	$60,000.00	$60,000.00
APIC	$23,401.00	$26,067.00	$26,067.00
Net Income			
Retained Earnings	-$121,241.00	-$228,053.72	-$177,025.82
Shareholder's Equity	$0.00	$0.00	$0.00
Total Liabilities & SE	**$498,825.00**	**$625,938.00**	**$668,151.02**

	FY 2019	FY 2020	FY 2021
Cash flows from operating activities			
Receipts from customers	$429,503.01	$214,117.08	$210,252.01
Grants and PPP		$47,220.00	$195,377.00
Payments to suppliers, governments and employees	-$374,317.16	-$286,332.37	-$476,211.67
Borrowing costs paid	$0.00	$0.00	$0.00
Income taxes paid	-$30,113.85	-$12,305.10	-$12,693.00
Interest paid (net)	-$23,365.85	-$15,020.06	-$10,838.16
Net cash flows from operating activities	**$1,706.15**	**-$52,320.45**	**-$94,113.82**
Cash flows from investing activities			
Payments for property, plant and equipment	$0.00	$0.00	$0.00
Payments for intangible assets	$0.00	$0.00	$0.00
Proceeds from sale of property, plant and equipment	$0.00	$0.00	$0.00
Net cash flows used in investing activities	**$0.00**	**$0.00**	**$0.00**
Cash flows from financing activities			
Proceeds from borrowings	$148,914.26	$229,358.45	$286,919.56
Repayment of borrowings	-$161,980.24	-$55,361.93	-$235,802.74
Net cash provided by financing activities	**-$13,065.98**	**$173,996.52**	**$51,116.82**
Total cash flows from activities	**-$11,359.83**	**$121,676.07**	**-$42,997.00**
Cash at the beginning of period	$38,917.52	$27,558.00	$149,234.00
Cash and cash equivalents at the end of the period	**$27,557.69**	**$149,234.07**	**$106,237.00**